UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GrowLife, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39985X 104

(CUSIP Number)

Sterling C. Scott

c/o GrowLife, Inc.

717 E. Gardena Blvd.

Gardena, California 90248

(818) 992-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ ..

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 4)

_____________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39985X 104		Page 2 of 4

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sterling C. Scott
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 95,302,206 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 95,302,206 (1)
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,302,206 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒ (2)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0% (3)
14		TYPE OF REPORTING PERSON* IN

(1) Includes 59,097,143 shares of the Company’s common stock into which the original principal amount of the Amended and Restated 6% Senior Secured Convertible Note (the “Note”) issued to the reporting person is convertible as of October 15, 2012.

(2) Excludes (a) the variable amount of shares of the Company’s common stock issuable upon conversion of the interest accrued on the Note and (b) 15,911,768 shares of the Company’s common stock into which shares of the Company’s Series A Preferred Stock held by the reporting person are convertible (such shares of common stock may not be acquired by the reporting person within 60 days of October 18, 2012).

(3) Based on a total of 328,666,931 shares of the Company’s common stock outstanding as of October 18, 2012.

This Schedule 13D/A (this “Schedule 13D/A”) amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on May 17, 2012 (collectively, “Schedule 13D”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and amended by the information below.

On April 5, 2012, GrowLife, Inc., a Delaware corporation formerly known as Phototron Holdings, Inc. (the “Company”), issued a 6% Senior Secured Convertible Promissory Note to Sterling C. Scott (the “Reporting Person”) in the original principal amount of $282,000 (the “Original Note”). On September 28, 2012, the Reporting Person invested an additional $131,680 in the Company and exchanged the Original Note for an Amended and Restated 6% Senior Secured Convertible Note (the “Note”) in the original principal amount of $413,680.

The Note pays 6% interest per annum with a maturity date of April 15, 2015. The Note is convertible at any time into common stock of the Company (“Common Stock”) at a specified conversion price, which will initially be $0.007 per share. The Note conversion price will be subject to specified adjustments for certain changes in the number of outstanding shares of Common Stock.

As of the date hereof, the original principal amount of the Note is convertible into 59,097,143 shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

As of October 15, 2012, the Reporting Person beneficially owned 95,302,206 shares of Common Stock (the “Shares”), including 59,097,143 shares of Common Stock that may be acquired by the Reporting Person within 60 days of October 18, 2012 pursuant to the conversion of the original principal amount of the Note. Since 328,666,931 shares of Common Stock were outstanding as of October 15, 2012, the Shares constitute approximately 29.0% of the shares of Common Stock. The Shares exclude (a) the variable amount of shares of Common Stock issuable upon conversion of the interest accrued on the Note and (b) 15,911,768 shares of Common Stock into which the shares of Company’s Series A Preferred Stock held by the Reporting Person are convertible (such shares of Common Stock may not be acquired by the Reporting Person within 60 days of October 18, 2012).

The Reporting Person has the sole power vote or direct the vote of, and to dispose of or direct the disposition of, the Shares.

Transactions by the Reporting Person in Common Stock effected in the past 60 days are described in Item 3 above.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: October 18, 2012

/s/ Sterling C. Scott
Sterling C. Scott